SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission dated September 17, 2026.

Buenos Aires, September 17, 2026.

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

A3 MERCADOS S.A. (“A3 MERCADOS”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: YPF S.A. – Tender Offers

Our highest consideration:

We hereby write to you in order to attach our press release relating to the expiration and final results of the voluntary cash tender offer for the outstanding Class LIII Senior Notes at 6.950% due 2027 and the outstanding Class XVII Step Up Amortizing Notes at 2.500%/9.000% due 2029, in accordance with the terms and conditions set forth in the Offer to Purchase dated September 7, 2026 (ID#3566833) and in the material event notice dated September 9, 2026 (ID#3568546) (the “Tender Offer Documents”), for a total cash consideration of up to U.S.$1,000,000,000, excluding Accrued Interest (the “Maximum Purchase Price”) (the “Tender Offer”).

The Tender Offer is subject to a number of conditions that are described in detail in the Tender Offer Documents.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

YPF Sociedad Anónima
(a stock corporation (sociedad anónima) incorporated under the laws of Argentina)

YPF Sociedad Anónima Announces the Expiration of its Tender Offer for its Outstanding 6.950% Senior Securities due 2027 and 2.500%/9.000% Step Up Amortizing Securities due 2029

Buenos Aires, September 17, 2026 – YPF Sociedad Anónima (“YPF”) announces the expiration of its previously announced tender offer (the “Tender Offer”) to purchase for cash up to U.S.$1,000,000,000 in aggregate purchase price, excluding accrued interest (the “Maximum Purchase Price”) of its outstanding (i) 6.950% Senior Securities due 2027 (the “2027 Securities”) and (ii) 2.500%/9.000% Step Up Amortizing Securities due 2029 (the “2029 Securities” and, together with the 2027 Securities, the “Securities”), subject to the Acceptance Priority Procedures and proration on the terms and subject to the conditions set forth in YPF’s Offer to Purchase dated September 7, 2026 (as amended by the press release dated September 9, 2026 regarding the increase of the Maximum Purchase Price, the “Offer to Purchase”). Capitalized terms used in this press release but not otherwise defined have the meanings given to them in the Offer to Purchase.

The Tender Offer expired at 5:00 p.m., New York City time (6:00 p.m., Buenos Aires time), on Wednesday, September 16, 2026 (such date and time, the “Expiration Date”).

The table below sets forth certain information relating to the Securities and the Tender Offer, including, among other things, the aggregate principal amount of each series of Securities tendered on or prior to the Expiration Date, the Acceptance Priority Level and the applicable Consideration.

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Acceptance Priority Level	Aggregate Principal Amount Tendered	Aggregate Principal Amount Accepted	Consideration(a)
6.950% Senior Securities due 2027	CUSIP: 984245 AQ3 P989MJ BL4 ISIN: US984245AQ34 USP989MJBL47	U.S.$643,428,000	1	U.S.$318,514,000	U.S.$318,514,000	U.S.$1,017.50
2.500%/9.000% Step Up Amortizing Securities due 2029	CUSIP: P989MJ BS9 984245 AV2 ISIN: USP989MJBS99 US984245AV29	U.S.$640,999,934 (b)	2	U.S.$247,608,703(c)	U.S.$247,608,703 (c)	U.S.$1,042.00

_______________

(a)                  Per U.S.$1,000 principal amount. With respect to the 2029 Securities, holders who validly tendered their Securities will receive the Consideration multiplied by the amortization factor of 0.85714.

(b)                  Outstanding principal amount as of the date of this press release corresponds to the application of the amortization factor of 0.85714 multiplied by the original principal amount of the 2029 Securities (as defined below) shown in the records of the DTC (as defined below). The original principal amount of the 2029 Securities before the application of the amortization factor is U.S.$747,833,257.

(c)                  Before application of the amortization factor of 0.85714.

Holders who validly tendered (and did not validly withdraw) their Securities on or prior to the Expiration Date and whose Securities are accepted for purchase pursuant to the Tender Offer are eligible to receive the applicable Consideration set forth in the table above per U.S.$1,000 principal amount of Securities, and accrued and unpaid interest on their accepted Securities up to, but excluding, the Settlement Date (as defined below).

According to information provided by the Information and Tender Agent (as defined below), U.S.$318,514,000 aggregate principal amount of the 2027 Securities and U.S.$247,608,703 aggregate principal amount of the 2029 Securities were validly tendered and were not validly withdrawn prior to or at the Expiration Date. As a result, YPF has accepted for purchase all Securities validly tendered and not validly withdrawn at or prior to the Expiration Date.

The settlement date for the Securities which were validly tendered, not validly withdrawn prior to or at the Expiration Date, and accepted for purchase, is expected to be September 18, 2026 (the “Settlement Date”).

The complete terms and conditions of the Tender Offer are described in the Offer to Purchase, copies of which may be obtained from Sodali & Co, the information and tender agent for the Tender Offer (the “Information and Tender Agent”) by telephone at +1 203 658 9457, by email at YPF@investor.sodali.com, or are available for download via the website https://projects.sodali.com/YPF.

YPF has engaged BBVA Securities Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) and Banco CMF S.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Argentina S.A., Balanz Capital Valores S.A.U., Cucchiara y Cía. S.A., Macro Securities S.A.U., Latin Securities S.A.U., Cocos Capital S.A. and Puente Hnos. S.A. as local dealer managers (the “Local Dealer Managers”) in connection with the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to BBVA Securities Inc. by telephone at +1 (800) 422-8692 (U.S. toll free) or +1 (212) 728-2446 (collect), Itau BBA USA Securities, Inc. by telephone at +1 (888) 770-4828 (U.S. toll free) or +1 (212) 710-6749 (collect), J.P. Morgan Securities LLC by telephone at +1 (866) 846-2874 (U.S. toll free) or +1 (212) 834-7279 (collect) and Santander US Capital Markets LLC by telephone at +1 (855) 404-3636 (U.S. toll free) or +1 (212) 940-1442 (collect).

None of YPF, the Dealer Managers, the Local Dealer Managers, the Information and Tender Agent or the trustees for the Securities, or any of their respective affiliates, is making any recommendation as to whether Holders should or should not tender any Securities in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders must make their own decision as to whether to tender any of their Securities and, if so, the principal amount of Securities to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell the Securities. The Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offer is not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of YPF by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

* * *

Disclaimer

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the tender for Securities and whether or not YPF will consummate the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Argentina and South America, existing and future governmental regulations, fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals. Additional information concerning potential factors that could affect YPF’s financial results is included in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and its current reports filed with the U.S. Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 17, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer